SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Name of Filing Person (Offeror))

Preferred Shares, no par value, and American Depository Shares, each representing one Preferred Share (Title of classes of securities)	87924Y105 (CUSIP number of American Depositary Shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1) US$86,977,439.83	Amount of Filing Fee(2) US$3,418.21

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only. The Transaction Valuation was calculated assuming the purchase of all outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than preferred shares owned directly or indirectly by the Filing Person, at a purchase price of R$33.00 in cash per preferred share or American Depositary Share. As of July 11, 2008, there were 4,209,206 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 3,715 preferred shares are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 4,205,491 outstanding preferred shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on July 11, 2008 of US$1.00 = R$1.5956.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    N/A                            Filing Party:    N/A

Form of Registration No.:   N/A                            Date Filed:      N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and Item 11.

This Tender Offer Statement on combined Schedule TO and Schedule 13E–3 (the “Combined Schedule TO”) relates to the offer by Telemar Norte Leste S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Telemar, to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares, or ADSs, of Tele Norte Celular Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or TNCP, at a price of R$33.00 per preferred share (for reference, equivalent to approximately US$20.68 per preferred share or ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasília time (6:00 p.m., New York City time) on July 11, 2008, which was US$1.00=R$1.5956) in cash, net of stock exchange and settlement fees described in the offer to purchase dated July 15, 2008 (the “Offer to Purchase” ), any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Combined Schedule TO.

This Combined Schedule TO also constitutes a Schedule 13E–3 in accordance with Instruction I to Schedule 13E–3 and Instruction J to Schedule TO.

Item 10 Financial Statements.

Not applicable.

Item 12 Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 15, 2008.
(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Voluntary Tender Offer for Acquisition of Preferred Shares issued by Tele Norte Celular Participações S.A. dated July 15, 2008 (English translation).
(a)(5)(A)	Material Fact filed by Telemar with the Comissão de Valores Mobiliários (Brazilian Securities Commission, or “CVM”) on December 20, 2007 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Telemar on March 6, 2008).
(a)(5)(B)	Material Fact filed by Telemar with CVM on March 6, 2008 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Telemar on March 6, 2008).
(a)(5)(C)	Material Fact filed by Telemar with CVM on April 3, 2008 (incorporated by reference to Schedule TO filed by Telemar on April 4, 2008).
(b)	None.
(d)	Stock Purchase Agreement dated as of December 20, 2007 among Vivo Participações S.A. and Telemar Norte Leste S.A.
(g)	None.
(h)	None.

Item 13 Information Required by Schedule 13E-3.

The information set forth in the Offer to Purchase including, without limitation, all schedules thereto and the related Letter of Transmittal, is incorporated by reference herein in answer to Items 1 through 16 of Schedule 13E–3, except to those items as to which information is specifically provided below.

Schedule 13E-3, Item 16. Exhibits.

(c)	Valuation Report pursuant to CVM Instruction Number 361, dated April 23, 2008, prepared by Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários for Telemar on TNCP preferred shares.

(f)	None.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008

Telemar Norte Leste S.A.

By:	/s/ José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar Title: Chief Financial Officer and Investor Relations Officer

By:	/s/ Paulo Altmayer Gonçalves
Name: Paulo Altmayer Gonçalves Title: Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 15, 2008.
(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Voluntary Tender Offer for Acquisition of Preferred Shares issued by Tele Norte Celular Participações S.A. dated July 15, 2008 (English translation).
(a)(5)(A)	Material Fact filed by Telemar with the Comissão de Valores Mobiliários (Brazilian Securities Commission, or “CVM”) on December 20, 2007 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Telemar on March 6, 2008).
(a)(5)(B)	Material Fact filed by Telemar with CVM on March 6, 2008 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Telemar on March 6, 2008).
(a)(5)(C)	Material Fact filed by Telemar with CVM on April 3, 2008 (incorporated by reference to Schedule TO filed by Telemar on April 4, 2008).
(d)(1)(a)	Stock Purchase Agreement dated as of December 20, 2007 among Vivo Participações S.A. and Telemar Norte Leste S.A.

Schedule 13E-3, Item 16. Exhibits.

(c)	Valuation Report pursuant to CVM Instruction Number 361, dated April 23, 2008, prepared by Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários for Telemar on TNCP preferred shares